[Reference Translation]
February 9, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice with Respect to Recall of the Prius and other Models

Toyota Motor Corporation (the “Company”) hereby announces that it has decided to conduct a recall in regards to the braking system of four models including the Prius, and filed a recall notification to the Ministry of Land, Infrastructure, Transport and Tourism of Japan today.

Please see the attached press releases for details of the recall and statement made at the beginning of the press conference held by the Company today.

TMC Recalls 4 Models to Correct ABS Software Program

Tokyo—TOYOTA MOTOR CORPORATION (TMC) announces a recall related to the software program that controls the antilock braking system (ABS) in current-model "Prius", "Prius Plug-in Hybrid", "Sai" and "HS250h" sold in Japan.  The recall, for which TMC submitted notifications today to Japan's Ministry of Land, Infrastructure, Transport and Tourism, concerns approximately 223,000 vehicles.

"Let me assure everyone that we will redouble our commitment to quality as the lifeline of our company.  With myself taking the lead, all of us at Toyota will tackle the issue in close cooperation with our dealers and with our suppliers.  Together, we will do everything in our power to regain the confidence of our customers," said TMC President Akio Toyoda, regarding the recall.

Both a hydraulic braking system and a regenerative braking system work in unison in ordinary driving conditions.  Drivers of the four models subject to the recall may experience reduced braking performance resulting in increased braking distance when their vehicles switch at low speed to hydraulic braking-only to activate ABS (which is used to stabilize handling on slippery surfaces, such as snowy and icy roads).

Applying increased pressure to the brake pedal when ABS is activated will produce the intended braking performance.  TMC has undertaken the recall, however, in the interest of ensuring customer confidence.  Its corrective ABS software programming will resolve the problem.  TMC will begin notifying owners through its dealers today, and dealers will begin conducting the corrective reprogramming for the Prius, which is expected to take approximately 40 minutes per vehicle, on February 10.

Worldwide, Toyota has sold about 400,000 of the vehicles subject to the recall announced today in Japan.  The company will take remedial measures as soon as possible in the United States, Europe and other regions.

END

February 9, 2010
Toyota Motor Corporation

We submitted recall notifications earlier today to the Ministry of Land, Infrastructure, Transport and Tourism in regard to four models: the “Prius”, the “Prius Plug-in Hybrid”, the “Sai” and the “HS250h” sold in Japan.  The notifications are in regard to the issues in braking systems employed in those models.

Our dealers will inform customers who have purchased the Prius model in question over the next few days.  We urge the owners to take their vehicles into the dealers for a repair to resolve the problem.

I regret the quality and safety issues that have caused concern for our customers.

Regarding the four models recalled, although it is very difficult to describe, a phenomenon occurs in which the brakes seem to “soften” for a split second when the antilock braking system comes into play at slow speeds on snowy or otherwise extremely slippery road surfaces.

We have heard concerns from customers about this issue, and we are recalling the cars in question to resolve the problem completely.  We are determined to ensure that our customers can feel absolutely at ease with their vehicles.

This recall pertains to about 400,000 vehicles worldwide.  We will take appropriate measures as soon as possible for the good of our customers in the United States, Europe and other regions.

In addition to the Prius, we are now preparing remedies for the other three models.  We will suspend sales of those three models, or suspend deliveries to customers in the case of completed purchases, until we have prepared the solutions.

I apologize for the uncertainty that vehicle owners will experience while awaiting the repairs.  Please know that sustained pressure on the brake pedal will bring the car to a stop, even in the kind of conditions that I have described.  Please keep that in mind when driving in such conditions.

For us at Toyota, this episode is an occasion for redoubling our commitment to quality as our most fundamental principle—indeed, as the very life of our company.  I will take charge personally of a coordinated effort by everyone at Toyota, at our dealers, and at our suppliers to regain the confidence of our customers.  And I assure you we will devote ourselves—heart and soul—to that effort.

Thank you.